ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the Board of Directors, meeting on February 5, 2024, has resolved to: (i) terminate early, as of this date, the buyback program of own stock approved at the Board meeting held on August 25, 2022, which would terminate on February 24, 2024; and (ii) approve the new stock buyback program, to be effective as of this date, authorizing the buyback of up to 75,000,000 preferred shares issued by the Company, with no reduction in capital, to be held in treasury, cancelled or replaced in the market, in accordance with Article 30, §§ 1 and 2, of the Brazilian Corporate Law (Law No. 6,404/76) and CVM Resolution No. 77/22. The potential purposes of the stock acquisition process are: (i) maximize the allocation of capital through the efficient application of available funds; (ii) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of compensation models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, such as incentives to innovation and efficiency; and/or (iv) use these purchased shares in any business opportunities that may arise in the future. These buybacks, if any, will be carried out through stock exchanges in the period from February 5, 2024 to August 4, 2025, at market value and intermediated by Itaú Corretora de Valores S.A., headquartered at Brigadeiro Faria Lima, 3500, 3º andar (parte) in the city and state of São Paulo. The information contained in Attachment G to CVM Resolution No. 80/22, on the new stock buyback program, is included in Attachment I. São Paulo (SP), February 5, 2024. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence ATTACHMENT TO THE MATERIAL FACT OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY, 05, 2024. Page 2 ATTACHMENT I ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ATTACHMENT G TO CVM RESOLUTION No. 80/22 (Trading of Own Shares) 1. Justify in detail the purpose and the economic effects expected from the transaction. Purpose The potential purposes of the stock acquisition process are to: (i) maximize the allocation of capital through the efficient investment of the available resources; (ii) provide for the delivery of shares to employees and management members of the Company and its subsidiaries within the scope of the compensation models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, such as, incentive to innovation and efficiency projects; and/or (iv) use the shares bought back should there be business opportunities in the future. Economic Effects The buyback of own shares may have the following impacts: • For stockholders: (i) greater return in the form of dividends since the shares bought back by the Company are withdrawn from market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the stockholder if the shares are cancelled. • For the Company: (i) optimization in the use of the resources available for investment; and (ii) change in the capital ratio. In the event of the buyback of the totality of the shares within this program, the financial amount spent will not have significant accounting effects on the Company’s results. 2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock. Shares comprising the free float: 402,586,896 common shares and 4,807,805,211 preferred shares listed as of December 31, 2023. Shares held as treasury stock: 27,436,671 preferred shares as of January 31, 2024. There are no common shares held in treasury. ATTACHMENT TO THE MATERIAL FACT OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY, 05, 2024. Page 3 3. Inform the number of shares that may be acquired or sold. Up to 75,000,000 preferred shares may be bought back without the reduction of capital, equivalent to approximately 1.56% of the 4,807,805,211 preferred shares comprising the free float, as of December 31, 2023. 4. Describe the main characteristics of the derivative instruments that the company may use in the future, if any. The Company will not use derivative instruments. 5. Describe agreements or existing voting instructions between the company and the counterparty to the transactions, if any. The acquisitions of shares will be carried out through operations on the stock exchange and there are no voting instructions between the Company and the counterparties to the transaction. 6. In the event that operations are carried out outside the organized securities markets, please inform: (a) the maximum (minimum) price for which the shares will be bought back (sold); and (b) if applicable, the reasons justifying the transaction at prices of more than ten percent (10%) higher, in the case of buyback, or more than ten percent (10%) lower, in the case of sale, at the average price, weighted by volume, in the previous ten (10) trading days. Not applicable since the buyback of shares issued by the Company will be carried out through transaction on a stock exchange at market value. 7. Inform, if any, the impacts that trading will have on the shareholding composition or the management structure of the company. There will be no impact on the management structure of the Company as a result of the buyback of shares issued by the Company nor will there be an impact on the shareholding composition since the Company has a defined controlling stake. 8. Identify the counterparties, if known, and, in the event that the counterparty is a party related to the company, as set out in the accounting rules that cover this matter, also supply information required by Article 9th of CVM Resolution No. 81, of March 29, 2022. The buyback of shares issued by the Company will be carried out through transactions on a stock exchange and the counterparties are unknown. ATTACHMENT TO THE MATERIAL FACT OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY, 05, 2024. Page 4 9. Indicate the use of the funds accrued, if applicable. Not applicable since, for the moment, the transactions will be limited to the buyback of shares and not the sale of shares. 10. Indicate the final deadline for the settlement of the authorized operations. The final deadline for the settlement of the approved transactions is August 04, 2025. 11. Identify institutions that will act as intermediaries, if any. The buybacks will be intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3rd floor (parte), in the city of São Paulo (State of São Paulo). 12. Specify the available funds to be used in accordance with Article 8, § 1st, of CVM Resolution No. 77 of March 29, 2022. On December 31, 2023, the funds available for the buyback of the shares issued by the Company reached: R$ 2,617,406,396.82 in Capital Reserves; and R$ 93,728,781,179.43 in Revenue Reserves. 13. Specify the reasons for which members of the board of directors feel comfortable that the buyback of shares will not have an adverse impact on the ability to comply with obligations assumed with creditors or the payment of mandatory dividends, whether fixed or minimum. The Board of Directors understands that the settlement of the buyback of own shares is compatible with the Company’s financial position and it does not foresee any impact on compliance with the obligations assumed, considering that: The Company manages its liquidity reserves based on estimates of the resources that will be available for investment, taking into consideration the continuity of business in usual conditions. Therefore, full payment ability is assured in relation to the financial commitments assumed. For further details, please see the Note “Cash and Cash Equivalents” in the Company’s Financial Statements on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/). ___________________________________